EXHIBIT 99.4
     For fiscal years ended December 31, 2007 and December 31, 2006, KPMG LLP and its affiliates were paid by Cameco Corporation and its subsidiaries the following fees:

		% of		% of
		Total		Total
	2007	Fees	2006	Fees
Audit Fees:
Cameco and Canadian joint ventures	$890,000	44.9%	$834,000	39.8%
Centerra and other subsidiaries	661,400	33.4%	895,200	42.7%

Total Audit Fees	$1,551,400	78.3%	$1,729,200	82.5%
Audit-Related Fees:
Sarbanes-Oxley 404 scoping project	$41,500	2.1%	$90,000	4.3%
Cameco consultative	31,500	1.5%	—	—
Centerra consultative	153,900	7.8%	—	—
Pensions	13,000	0.7%	8,500	0.4%
Zircatec — specified procedures	—	—	50,000	2.4%

Total Audit-Related Fees	$239,900	12.1%	$148,500	7.1%
Tax Fees:
Compliance	$130,400	6.6%	$167,500	8.0%
Planning and advice	58,800	3.0%	51,700	2.4%

Total Tax Fees	$189,200	9.6%	$219,200	10.4%
All Other Fees:	—	—	—	—

Total Fees	$1,980,500	100%	$2,096,900	100%

      Pre-Approval Policies and Procedures
As part of Cameco’s corporate governance practices, under Cameco’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. Unless a type of service which is to be provided by the external auditors receives general pre-approval, it requires specific pre-approval by Cameco’s audit committee or audit committee chair, or in the absence of the audit committee chair, a member of the audit committee as designated by the audit committee. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles.